Exhibit 99.14

Registered Office: 25 BERKELEY SQUARE LONDON W1J 6HB www.cadburyschweppes.com 2 April 2003

Dear Shareholder

I am pleased to enclose your Company’s Annual Review and Summary Financial Statement 2002 together with, if requested, the Report & Accounts and Form 20-F 2002. This gives further background to your Company’s results, which were set out in Part III of the Company’s Circular dated 12 February 2003 relating to the acquisition of Adams, together with detailed information about the Group’s activities during the year. I hope that you will find it interesting and informative.

For your information, the acquisition of Adams was approved by shareholders at the Extraordinary General Meeting held on 5 March 2003.

The following documents also accompany this letter:

1.	Annual General Meeting 2003 booklet;

2.	Form of Proxy attached to, and folded behind, this letter; and

3.	Admission Pass for the Annual General Meeting attached to, and folded behind, this letter.

I hope that you will be able to attend your Company’s Annual General Meeting on Thursday, 8 May 2003 at 2.30 pm at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY. I would encourage those of you unable to attend to exercise your voting rights by completing, signing and returning the Form of Proxy. A reply-paid envelope is enclosed.

Alternatively, you may register the appointment of a proxy electronically by logging onto www.sharevote.co.uk; or, if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk; or, if you are a member of CREST, by using the CREST electronic proxy appointment service. Further details are set out on the following pages and in the Annual General Meeting booklet.

Yours faithfully,

D C Bonham

Chairman

NOTES TO THE FORM OF PROXY

1.	A member who wishes to appoint a proxy who is not the Chairman of the Meeting must delete the reference to the Chairman, initial the deletion and insert the name of the proxy in the space provided. If no deletion or amendment is made, the Chairman of the Meeting will be deemed appointed as the proxy.

2.	The choices as to how a member may vote are: for; against; or the member may withhold their vote. If a member decides to withhold their vote, the number of votes that the member has will not be counted towards the total number of votes cast “for” or “against” the Resolution. If a member does not indicate a choice, their proxy will vote at his or her discretion.

3.	In the case of joint holders, the signature of any one holder is sufficient.

4.	If the appointor is a corporation, this form must be executed under its common seal or be signed by a duly authorised officer, representative or attorney of the corporation, whose capacity should be stated.

5.	To be valid, this Form of Proxy must be completed, signed, dated and, together with any power of attorney or any other authority under which it is signed, or a duly certificated copy of such power of attorney, it must be deposited (either by hand or via the post using the enclosed reply paid envelope) with the Company’s Registrar so that it arrives by 2.30 p.m. on 6 May 2003 at the following address: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA. Alternatively, you may appoint a proxy electronically – see below.

ELECTRONIC PROXY APPOINTMENT

At the top of the next page, there is a printed Reference Number, Card I.D. and Account Number, which, together, make up a 24-character reference number. Each member has a unique number. To appoint a proxy electronically, either:

1.	Log onto the Registrar’s website, www.sharevote.co.uk, enter the unique 24-character reference number and follow the on-line instructions; or

2.	A member who has a Shareview portfolio registered with Lloyds TSB Registrars may log onto their portfolio at www.shareview.co.uk, click on “Company Meetings” and follow the on-line instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the on-line proxy appointment has been lodged with them; or

3.	A member of CREST may use the CREST electronic proxy appointment service, instructions for which are set out on the reverse of this page.

ADMISSION PASS	Annual General Meeting Thursday, 8 May 2003 at 2.30 pm Royal Lancaster Hotel Lancaster Terrace London W2 2TY

Please bring this pass with you to the Annual General Meeting as it will assist the admission check-in arrangements. On arrival please hand it to one of the Company’s officials who will be on duty. If you appoint a proxy, it is not necessary to hand this pass to your proxy.

Registered Office: 25 BERKELEY SQUARE LONDON W1J 6HB

FORM OF PROXY

REFERENCE NUMBER	CARD I.D.	ACCOUNT NUMBER

I/We, the undersigned, being a member/members of Cadbury Schweppes Public Limited Company, hereby appoint the Chairman of the Meeting, or
(Note 1) as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 8 May 2003 and at any adjournment thereof. I/We direct that my/our vote(s) be cast on the Resolutions referred to in the Notice of Meeting as indicated in the appropriate box below and, in respect of any Resolution(s) which is/are not so marked, in such manner as my/our proxy thinks fit.

PLEASE COMPLETE USING BLACK INK AS THIS FORM WILL BE SCANNED

RESOLUTIONS Please indicate how you wish your proxy to vote on each Resolution by marking the appropriate box in black ink like this: ——. If no such indication is given the proxy will exercise his or her discretion as to how he or she votes or whether he or she will withhold from voting.

		For	Against	Vote Withheld

1.	Financial Statements

2.	Declaration of Final Dividend 2002

3.	Directors’ Remuneration Report

4.	Re-appointment of R J Stack

5.	Re-appointment of H T Stitzer

6.	Re-appointment of Auditors

7.	Remuneration of Auditors

8.	Authority to allot relevant securities

9.	Authority to disapply pre-emption rights

10.	Authority to purchase own ordinary shares

Signature (Notes 3 & 4)	Date	2003

CREST ELECTRONIC PROXY APPOINTMENT SERVICE

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 8 May 2003 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST “Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an instruction to a previously appointed proxy, must be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. No such messages received through the CREST network after this time will be accepted. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.